SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

June 20, 2011

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             CPI International, Inc.
Amendment No. 1 to
Registration Statement on Form S-4
File No. 333-173372

Dear Ms. Ravitz:

On behalf of CPI International, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement with the Commission on April 7, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 4, 2011 (the “Comment Letter”).  The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

General

1.                                      You disclose on pages 24 and 94 that your subsidiaries sold medical X-ray equipment to Iran and a U.S.-origin power supply to Syria. You disclose on page 91 that you have customers in the Middle East and Africa, regions generally understood to include Iran, Syria, and Sudan. In addition, on your website you identify your office in Switzerland as covering sales of medical products to Iran. Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, Syria, and/or Sudan, whether through subsidiaries, affiliates, third-party sellers, distributors, service centers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, materials, technology, information, and services that you have provided, or intend to provide, into Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by those governments.

The Company advises the Staff as follows with respect to its contacts with Iran, Syria and/or Sudan.

Iran

Between September 2005 and November 2010, the sales office located in Switzerland (“CPII Switzerland”) of Communications & Power Industries LLC, a subsidiary of the Company, sold medical equipment produced in Canada by Communications & Power Industries Canada Inc. (“CPI Canada”) to Electronic Hasteei (“EH”), a distributor located in Iran. Specifically, CPII Switzerland accepted 25 orders from EH for the sale of (i) medical X-ray generators (i.e., Indico 100 and CMP200), (ii) stand-alone Automatic Exposure Control (“AEC”) kits for use with the Company’s CMP200 X-Ray generators, and (iii) a RadVision medical digital imaging workstation.  EH, in turn, resold this medical equipment to health care providers located in Iran for use in powering medical imaging systems.  The total amount of sales by the Company to EH during this period was approximately $2.1 million.

Under the Iran Transaction Regulations (“ITR”), CPII Switzerland, as a branch office of Communications & Power Industries International Inc., a U.S. subsidiary of the Company, is defined as a “U.S. person.”  Consequently, CPII Switzerland is prohibited from selling or assisting in the sale of goods — irrespective of the country of origin — to persons and/or entities located in Iran without prior approval from the Department of Treasury, Office of Foreign Asset Controls (“OFAC”).  With respect to the sales of medical equipment to EH between September

2005 and November 2010, CPII Switzerland failed to obtain the required authorization from OFAC.  To the best of the Company’s knowledge, understanding, and belief, all of CPII Switzerland’s sales of medical equipment to Iran would have been eligible for OFAC licensing under the Trade Sanctions Reform and Export Enhancement Act of 2000 (the “TSRA”).

As discussed in the Company’s response to Comment 3 below, in December 2010, the Company filed an initial voluntary self-disclosure to OFAC disclosing potential violations of the ITR by CPII Switzerland.  In January 2011, after completing an internal investigation, the Company filed a full disclosure of the potential violations to OFAC.  The voluntary self-disclosure is still under review at OFAC.

The Company currently does not have any open contracts or orders, directly or indirectly, with Iran. The Company is currently seeking a license from OFAC to permit CPII Switzerland to resume sales of CPI Canada’s medical equipment to Iran.

Syria

Between June 2005 and June 2006, CPII Switzerland was engaged in a transaction with Syrian Telecommunication Establishment (“STE”) to repair a power supply used in a VZC6965F7 communications amplifier. The value of this repair work was approximately $8,600.  The original export of the VZC6965F7 amplifier in question to STE was made by an unrelated third party without the Company’s knowledge or involvement.  STE shipped the defective power supply to the Netherlands branch office of the Company’s foreign subsidiary, Communications & Power Industries Europe (“CPI Netherlands”), and CPI Netherlands performed the repair. To complete the repair, CPI Netherlands ordered a circuit breaker from the Company’s Satcom West division in California. Upon completion of the repair, CPI Netherlands shipped the repaired power supply to STE.

As discussed in the Company’s response to Comment 3 below, in December 2010, the Company filed an initial voluntary self-disclosure to OFAC disclosing potential violations of the U.S. economic sanctions against Syria.  Concurrently, the Company filed an initial voluntary self-disclosure to the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) disclosing potential violations of the Export Administration Regulations.  In January 2011, after completing an internal investigation, the Company filed a full disclosure of the potential violations to OFAC and BIS.  The voluntary self-disclosures are still under review at OFAC and BIS.

The Company has not had any additional transactions with STE or any other Syrian entity since the 2005-2006 repair work.  Furthermore, the Company does not anticipate future transactions directly or indirectly with any Syrian persons or entities, including the Syrian government.

Sudan

The Company has not sold, and does not intend to sell, products to Sudan.

2.                                      You state in Schedule 3.23 to Exhibit 10.1 to your Form S-4 that you disclosed to BIS the prior sale of an amplifier to Syria. Certain types of amplifiers are included in the Commerce Control List maintained by BIS. You also disclose on pages 23 and 94 of the Form S-4 that you require licenses or other authorizations from U.S. government agencies for the export of many of your products in accordance with various regulations, such as the United States Export Administration Regulations for commercial products, including “dual use” products with military applications. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, materials, or technology you have provided or intend to provide, directly or indirectly, into Iran, Syria, and/or Sudan, are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran, Syria, and/or Sudan, and discuss any such uses of which you are aware.

The Company advises the Staff as follows with respect to its products, equipment, components, materials or technology provided to Iran, Syria and/or Sudan.

Iran

The medical X-ray generators (i.e., Indico 100 and CMP200), the stand-alone AEC kits for use with the Company’s CMP200, and the RadVision medical digital imaging workstation that were sold to Iran are Canadian-origin goods.  To the best of the Company’s knowledge, understanding, and belief, this medical equipment is not controlled by the Canadian government or by BIS as “dual-use” products — i.e., items that have both commercial and military or proliferation applications.  In its January 2011 Commodity Classification Determination, BIS ruled that the medical equipment sold to Iran is properly classified as EAR99 under the Commerce Control List.

The medical X-ray generators and the medical digital imaging workstation in question are designed for and approved by the U.S. Food and Drug Administration and Health Canada for sale as medical devices.  To the best of the Company’s knowledge, understanding, and belief, EH resold the Company’s medical equipment to health care providers in Iran for use with medical imaging systems.  To the best of the Company’s knowledge, understanding, and belief, the medical equipment sold to Iran has not been put to military uses by Iran.

Syria

The VZC6965F7 communications amplifier, the power supply, and the component used to repair the power supply are not “dual-use” products.  In its 1993 Commodity Classification Determination, BIS ruled that the VZC6965F7 communications amplifier is classified as 5A96G, which is equivalent to the current EAR99 under the Commerce Control List.  The VZC6965F7 communications amplifier is used in voice and data communications systems.  To the best of the Company’s knowledge, understanding, and belief, the products sold to Syria have not been put to military uses by Syria.

Sudan

The Company has not sold, and does not intend to sell, products to Sudan.

3.                                      You state on pages 24 and 94 that the transactions that were the subject of your voluntary self-disclosures to OFAC and BIS were identified by your internal compliance department. You disclose in Schedule 3.23 to Exhibit 10.1 that your reports to OFAC related, primarily, to transactions that occurred between 2005 and 2010. Please tell us what triggered the review(s) of the transactions reported to OFAC and BIS. Discuss for us the reasons the transactions were not discovered and/or reviewed earlier by your internal compliance department, and any changes to your compliance program and/or procedures as a result of the review(s).

The Company’s voluntary self-disclosures followed discussions in the fall of 2010 concerning a proposed sale of RadVision, a medical digital imaging workstation, to EH, a distributor located in Iran. The CMP200 and Indico 100 medical X-ray generators that CPII Switzerland had historically sold to EH are well-established models manufactured by CPI Canada, exported from Canada, and recognized as Canadian-origin products.  CPI Canada’s RadVision medical digital imaging system, by contrast, is a different and relatively new product that had never been sold into Iran.  For this reason, when CPI Canada was considering exporting the RadVision medical digital imaging workstation to EH in Iran, CPI Canada consulted with CPI’s Export Compliance Manager (“ECM”) to determine whether the RadVision’s U.S. content barred its export from Canada without an OFAC license.  (CPI Canada later determined that the U.S. content was below the 10% de minimis threshold.)

Historically, the Company had believed that Canadian-origin goods exported from Canada were subject only to Canadian export regulations.  Although the Company had a general understanding of the ITR, it was not until late 2009 that it learned that the ITR applied to the branch offices of U.S. corporations.  Even then, the focus of the Company’s compliance efforts centered on ensuring that U.S. goods manufactured by the Company were not sold to Iran (including goods manufactured by foreign subsidiaries with U.S. content above the accepted de minimis level).  CPII Switzerland is staffed by foreign nationals, and the Company’s staff were accustomed to thinking of the office as “foreign” for purposes of compliance with U.S. export control laws.  Although CPI Canada’s review of the RadVision sale took place in late summer 2010, the Company’s ECM was not asked to review the U.S. content of the RadVision until early October 2010.  The ECM’s review included a reexamination of how the Company handles exports of Canadian-origin products to Iran and other countries that are subject to U.S. trade sanctions.  In evaluating the RadVision sale and the various parties to the RadVision transaction, including CPII Switzerland, ECM learned that CPII Switzerland is a branch office of a U.S. entity and not a foreign subsidiary, and, as such, CPII Switzerland would be considered a “U.S. person” under the ITR.  The importance of reexamining the Company’s practices for handling U.S. sanctioned countries at this time was also highlighted by the Company’s discussions with potential investors looking to acquire the Company, then a publicly traded company, although the violation was identified by the Company and not by any prospective investor.

Once the ECM determined that CPII Switzerland is a U.S. person, and, therefore, that its participation in sales to Iran violated the ITR, the Company initiated the process of preparing a voluntary disclosure for submission to OFAC.  In preparing the voluntary disclosure to OFAC relating to Iran, the Company reviewed CPII Switzerland’s worldwide sales for the prior five years and discovered the Syrian transaction.  As a result, the OFAC voluntary self-disclosure was expanded to include Syria, and a separate voluntary self-disclosure was prepared for submission to BIS.  No other violations were discovered as a result of this comprehensive review.

As part of the corrective actions taken in response to these findings, the Company issued memoranda to its employees emphasizing the importance of complying with U.S. export controls and economic sanctions and instituted a new international trade sanctions policy.  In addition, the Company has emphasized, and will continue to emphasize, the importance of compliance with U.S. export controls and economic sanctions during compliance training of all employees engaged in international transactions.  The Company has enhanced its counterparty screening program to ensure that it does not conduct any business with U.S. government prohibited persons/entities and to ensure that its non-U.S. offices also conduct similar screenings of counterparties.  The Company is currently working on implementing new training programs on several topics related to export controls and economic sanctions, including training programs on the Foreign Corrupt Practices Act, international trade sanctions and U.S. anti-boycott regulations.

4.                                      Please discuss for us the materiality of any contacts with Iran, Syria, and/or Sudan, you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries since the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Syria, or Sudan. It also should address the role and function of your internal compliance department in identifying and prohibiting transactions with those countries that may be inappropriate.

The Company advises the Staff as follows with respect to its contacts with Iran, Syria and/or Sudan.

Iran

The Company does not have any open orders or contracts with Iran and is seeking authorization from OFAC under the TSRA to resume sales of medical equipment to Iran. The sales of medical equipment to Iran for the three prior fiscal years were as follows:

	2010	2009	2008
Medical Sales to Iran	$36,000	$417,000	$557,000
Total Medical Sales	$70,202,000	$61,192,000	$65,841,000
Total Sales	$360,434,000	$332,876,000	$370,014,000

As demonstrated above, in each of the three prior fiscal years, sales to Iran represented less than 1% of the Company’s overall medical sales for each fiscal year and represented less than 0.15% of the Company’s total sales (medical and non-medical sales) for each such fiscal year.  There were no sales to Iran for the most recent interim period.  If authorized by OFAC, CPII Switzerland plans to resume sales of CPI Canada’s medical equipment to Iran.  In that event, the Company expects to maintain a similar percentage level of sales to Iran.

Syria

The Company has not had any contact with Syria other than the one transaction that occurred between 2005 and 2006 as described above.  The value of this one transaction was approximately $8,600.  Furthermore, the Company does not intend to sell products to Syria in the future.

Sudan

The Company has not sold, and does not intend to sell, products to Sudan.

Materiality

The Company does not believe these insignificant sales and negligible contacts with Iran and Syria constitute a material investment risk for its security holders, nor does the Company believe that there would be any material adverse impact upon the Company’s reputation or investor sentiment regarding the Company as a result of such activities with these countries.  The contacts with Syria concluded more than four years ago and involved a negligible value.  Moreover, the Company does not intend to have future sales to Syria.  With respect to Iran, the amounts involved were immaterial, and the sales involved products solely related to medical equipment that the Company believes are eligible for OFAC licensing under the TSRA.  Accordingly, the Company does not believe its contacts with Iran or Syria will have a material adverse impact on its business.

Further, the Company’s internal compliance personnel administer the Company’s U.S. export controls and economic sanctions compliance policies and procedures and conduct relevant training to its employees.  When potential red flags (e.g., one of the transaction parties is listed on the U.S. government’s denied/restricted parties list or the transaction involves export/re-export to a U.S. sanctioned party) are identified by an employee, the internal compliance personnel intervene and determine whether the transaction may proceed or must be stopped in accordance with U.S. export controls and economic sanctions laws.  To the extent any potential violations of U.S. export controls and/or economic sanctions laws are identified, the internal compliance personnel make the necessary disclosures to the appropriate U.S. government agencies.

As stated above, as part of the corrective actions undertaken in the wake of the voluntary self-disclosures filed with OFAC and BIS, the Company’s internal compliance personnel have emphasized the importance of complying with U.S. export controls and economic sanctions during compliance training of all employees engaged in international transactions, and the Company has instituted a new international trade sanctions policy.  The Company has also enhanced its counterparty screening program to ensure that it does not conduct any business with U.S. government prohibited persons/entities and to ensure that its non-U.S. offices also conduct similar screenings of counterparties.  The Company is currently working on implementing new training programs on several topics related to export controls and economic sanctions, including training programs on the Foreign Corrupt Practices Act, international trade sanctions and U.S. anti-boycott regulations.

Prospectus Cover Page

5.                                      As currently represented, the offer could be open for less than 20 full business days due to the stated expiration time of 5:00 p.m. rather than midnight on what ultimately may be the twentieth full business day following commencement of the offer.  Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer.  See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

The Company confirms that the offer will be open at least through midnight on the twentieth business day following the commencement of the offer.

Market and Industry Data, page ii

6.                                      Your prospectus should not include information that you do not believe is accurate or complete. Please revise your statement in this section and the second sentence of the third paragraph on page iii regarding the accuracy and completeness of your disclosure.

The Company has revised the disclosure on pages iii and iv in response to the Staff’s Comment.

Our Company, page 1

7.                                      Please provide us independent, objective support for your disclosure in your prospectus regarding your statements of leadership and market position here and in the Business section.  Please also provide support for and revise to clarify the basis for your statements here and elsewhere in your document regarding the efficacy of your products and characterizing your products as “critical elements” or “mission-critical components” of high-priority U.S. and foreign military programs and platforms.  Please also revise to clarify the basis for your statement that you are the sole provider of products representing 58% of your total sales from products in fiscal 2010.

The Company is providing to the Staff supplementally with this response copies of a report that supports its statements of leadership and market position, marked to identify the supporting statements.  The Company has revised the disclosure on pages 1, 2, 49, 77, 78 and 89 to delete statements characterizing the Company’s products as “critical elements” or “mission-critical components” of high-priority U.S. and foreign military programs and platforms. Further, the Company has revised the disclosure on pages 1, 4, 77 and 79 to clarify the basis for its sole provider statement.

8.                                      If you elect to highlight selling prices of your products, please provide equally prominent disclosure of the income generated by such products.

The Company has revised the disclosure on pages 1, 53, 77 and 86 to delete references to the selling prices of its products.

9.                                      Please revise where appropriate to clarify the portion of your sales made to the U.S. government. We note your disclosure in the last risk factor on page 19.

The Company has revised the disclosure on pages 1, 2 and 77 in response to the Staff’s Comment.

10.                               We note your disclosure on page 2 of your significant sales to the U.S. and foreign governments for end use in government and military applications. Please revise to provide equally prominent disclosure of the material risks related to these government customers and contracts.

The Company has revised the disclosure on pages 2 and 78 in response to the Staff’s Comment.

11.                               Please add a brief description of the material terms of your advisory agreement with Veritas Capital.

The Company has revised the disclosure on page 7 in response to the Staff’s Comment.

Our Competitive Strengths, page 5

12.                               In the last bullet point under “Our Competitive Strengths,” we see that you prominently disclose Adjusted EBITDA without giving equal or greater prominence to the most directly comparable GAAP measure (net income). Please revise your disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised the disclosure on pages 4 and 80 in response to the Staff’s Comment.

Summary Description of the Exchange Offer, page 8

13.                               Your disclosure, such as in the first bullet point on page 11 and on page 144, appears to indicate that your affiliates may participate in this exchange offer. Please tell us how participation by your affiliates in this offering is consistent with the no-action letters on which you intend to rely. Alternatively, if no affiliates will participate in the exchange, please amend your disclosure in this section and elsewhere, as appropriate, to remove any implication to the contrary.

The Company has revised the disclosure on pages 11, 137 and 142 to remove any implication that the Company’s affiliates may participate in the exchange offer.

Summary Description of the Exchange Notes, page 13

14.                               Please revise your disclosure regarding the guarantees of the exchange notes to provide equally prominent disclosure of the substance of the related material risks discussed on page 31. Please also revise to clarify the “certain exceptions” you mention or provide a reference to the section describing these exceptions.

The Company has revised the disclosure on page 13 in response to the Staff’s Comment.

Summary Historical and Pro Forma Financial Information, page 15

15.                               On page 17, we see that you reconcile EBITDA to Adjusted EBITDA. Please revise to reconcile Adjusted EBITDA to the most directly comparable GAAP measure (net income). Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company has revised the disclosure on pages 18 and 47 in response to the Staff’s Comment.

16.                               Please revise to reconcile EBITDA margin to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company has revised the disclosure on page 17 to eliminate the reference to EBITDA margin.

Despite our high indebtedness level . . . . page 29

17.                               Please revise where appropriate to describe the “number of significant qualifications and exceptions” mentioned in the second sentence or provide a reference to the section describing these exceptions.

The Company has revised the disclosure on page 29 to provide a cross-reference to the section of the Registration Statement describing these exceptions.

Capitalization, page 36

18.                               Please revise to remove the caption “cash and cash equivalents” from the table on page 36 since these items are not part of your capitalization.

The Company has revised the disclosure on page 36 in response to the Staff’s Comment.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Basis of Pro Forma Presentation, page 41

19.                               Please revise to disclose the basis for your accounting treatment for the merger between Catalyst Acquisition and CPI International LLC, including why it is appropriate to record the transaction as a business combination under FASB ASC 805.

The Company has revised the disclosure on page 40 in response to the Staff’s Comment.

Note 4. Preliminary purchase price, page 42

20.                               Please revise to disclose how you determined the $19.50 per share purchase price for the common stock of Predecessor. Refer to FASB ASC 805-30-30-7.

The Company has revised the disclosure on pages 40 and 41 in response to the Staff’s Comment.

21.                               Please revise to separately disclose the purchase price attributed to payments made for cancelled stock options versus restricted stock.

The Company has revised the disclosure on page 41 in response to the Staff’s Comment.

Note 5. Pro forma financial statement adjustments

Note (C), page 44

22.                               Please revise to disclose how you determined the preliminary estimated fair values of the acquired assets and liabilities, including each of the intangible assets.

The Company has revised the disclosure on pages 41 and 42 in response to the Staff’s Comment.

23.                               Tell us the basis for the 30 year useful life attributed to the Technology intangible asset.

The Company has revised the disclosure on pages 42, F-76 and F-79 to update the preliminary estimate of the weighted average useful life of acquired technology in the unaudited condensed consolidated financial statements as follows:

Estimated Useful Life (Years)
Core technology	40
Completed technology	15-25

The Company’s core technology includes the vacuum electron device (“VED”) technology, as well as technology related to the solid-state amplifiers and antennas/receivers. VEDs and their associated technology have been in use since the Company’s inception in 1948.  Current scientific theory predicts VEDs will continue in most of the applications they currently serve, as well as in new applications, for decades to come.  This rather long expected survival period for VED technology is due primarily to the fact that there is only one competitive technology to VEDs, solid-state power amplifiers (i.e., amplifiers made with transistors/integrated circuits), which have only proven to be cost effective in certain lower- power applications.  The Company does not believe there is any existing technology that is expected to compete effectively with VEDs for the foreseeable future in high-power, high-

frequency applications.  Similarly, solid-state amplifiers have been in use for more than 30 years and are expected to continue to be applied in certain communications applications for several decades.  The core antenna technology associated with the Company’s Malibu Division’s products have also been in use for more than 30 years, and the Company expects its fundamental technology and know-how to remain in use for a period similar to the VED technology.  Based on these considerations, the Company determined that a 40 year remaining useful life was appropriate for its core technology.

Completed technologies include VED Completed Technology, Satcom Completed Technology, CMP Medical Equipment Completed Technology, and Malibu Completed Technology.

•                  VED Completed Technology — the VED Completed Technology reflects technology produced at the following reporting units: MPP, Beverly, Econco and CMP (excluding the medical equipment business).  The VED Completed Technology is used in products such as radar transmitters, products used in electronic warfare applications, such as decoys, and integrated microwave assemblies.  Based on historical technology life cycles, this generation is expected to be current for another approximately 25 years before the next generation of technology replaces the existing technology.

•                  Satcom Completed Technology — the Satcom Completed Technology is primarily utilized for satellite communication systems to enable the transmission of microwave signals carrying either analog or digital information from a ground-based station to the transponders on an orbiting satellite by boosting the power of the low-level signal to the desired power levels for transmission over hundreds or thousand of miles to the satellite.  This technology is used in U.S. and international commercial and military communications applications.  Based on the typical life cycles of similar products, the Company believes this product line will remain current for another 10 to 15 years before the next generation replaces it.

•                  CMP Medical Equipment Completed Technology — the CMP Medical Equipment Completed Technology is applied in providing power and control for X-ray tubes that are necessary to generate the images from medical imaging machines.  Based on historical life cycles, this technology evolves faster than other completed technology applications due to the nature of the medical equipment industry and is expected to phase out in approximately seven to 10 years.

•                  Malibu Completed Technology — the Malibu Completed Technology includes technology related to antenna and radar systems, which are primarily used for military purposes.  Based on its experience with similar products, the Company believes that this product line is expected to be in existence for another 20 to 25 years before the next generation replaces it.

The expected remaining useful life of the VED Completed Technology as well as the Malibu Completed Technology is primarily due to the significant capital investment required for new military programs.  Revenue streams from the U.S. Government and foreign military sales, including new product shipments, sales of spares and repairs are typically expected to last approximately 25 years.  Shipments to foreign governments generally occur 10 to 20 years after initial shipments to the U.S. Government.

The following examples illustrate VED Completed Technology products that are expected to have a 25-year useful life:

•                  The Company produces multiple radar components for the DDG-51 Navy Destroyer ship.  The Company has committed to the U.S. Navy to supply product for the related DDG-51 Navy Destroyer programs until the year 2030, which is the Navy’s minimum expected life of deployment for this vessel in its current configuration. The programs include the following: Phalanx close-in weapon system, MK-99 radar, SPY-1D radar, SLQ-32 electronic warfare system and Harpoon missile.

•                  On three programs (Hawk missile radar, ALQ-184 airborne electronic warfare system and ALE-50 airborne expendable decoy), the Company has committed to the U.S. Government to supply product for these programs for more than 10 years and is currently receiving orders for foreign government end-use, which will need to be supported for at least 20 years.

•                  Two recent U.S. military programs (NULKA shipboard expendable decoy and Patriot Advanced Capability missile) are being designed into new platforms for which the Company is expected to supply product for 20 to 30 years, and foreign military requirements could extend the life of these programs for another 10 years or more after that.

Based on the above considerations, the Company determined the following remaining useful lives for its Completed Technologies: 25 years for the VED Completed Technology, 15 years for Satcom Completed Technology, 10 years for CMP Medical Completed Technology and 25 years for Malibu Completed Technology.

Note (L), page 45

24.                               We reference the pro forma adjustment for the equity contribution from the Veritas Fund attributable to the Parent. However, on page F-4, the disclosure states that the contribution was made to the Holding LLC. Please tell us to what entity Veritas Fund made the equity contribution. If the contribution was made to Holding LLC, please tell us why it is appropriate to record the equity contribution to the Parent rather than as an amount due to the Holding LLC.

The reference to an equity contribution from the Veritas Fund on Parent’s Pro Forma Financial Information has been removed.  The description of the equity contribution has been clarified in various sections of this Registration Statement, where appropriate, to reflect that the Veritas Fund made the equity contribution to Holding LLC, which in turn made an equity contribution to Parent.

Management’s Discussion and Analysis . . ., page 52

25.                               We note your statement in the first paragraph that your disclosure “does not reflect the significant impact that the Transactions will have on [you], including significantly increased leverage.” Please revise where appropriate to discuss the significant impact of the merger and related transactions.

The Company has revised the disclosure on page 49 to delete such statement, as the significant impacts of the Transactions are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Merger And Related Transactions,” “—Results of Operations,” “—Liquidity and Capital Resources—Overview” and “—Liquidity and Capital Resources—Cash and Working Capital” on pages 50, 53, 65 and 66.

Results of Operations, page 56

26.                               Please tell us why you do not present a discussion of Results of Operations for the successor, CPI International Holding Corp.

As noted in the Registration Statement, CPI International Holding Corp., or Parent, was incorporated on January 18, 2011 solely for the purpose of effectuating the merger and related transactions and did not conduct any other activities prior to consummation of such transactions.  As a result, the Company determined that the financial information for Parent from inception through the date of the Merger, and a related discussion of its financial condition and results of operations for such period, were not material and would not be meaningful to an investor’s understanding of the Company’s financial position or results of operations.  Accordingly, the Company has not presented such information in the Registration Statement and has revised the disclosure on page 49 to provide an explanation as to why such information has not been presented.

Critical Accounting Policies and Estimates, page 74

Revenue Recognition, page 75

27.                               Please update this section to include a discussion of how ASU 2009-13 for multiple deliverable revenue arrangements impacted your revenue recognition policy. We note that the new guidance was effective for the predecessor’s December 31, 2010 interim financial statements.

The Company has revised the disclosure on page 73 in response to the Staff’s Comment.

Manufacturing, page 93

28.                               We note your disclosure here and in the last risk factor on page 26 that you obtain certain raw materials and key components “from a limited group of, or occasionally sole, suppliers.” Please revise where appropriate to clarify the nature of your relationship with material suppliers, such as whether you have purchase arrangements or long-term supply agreements. Please also provide similar disclosure with respect to your relationships with your distributors, such as Richardson Electronics which you identify on page 91 as a significant distributor.

The Company has revised the disclosure on pages 26, 88, 89 and 90 in response to the Staff’s Comment.

Advisory Agreement, page 133

29.                               Please revise to clarify the name of each related person, the basis upon which each person is a related person, and the amount of the related persons’ interest in the transaction.

The Company has revised the disclosure on page 131 in response to the Staff’s Comment and to clarify that Veritas Capital Fund Management, L.L.C., an affiliate of the Sponsor, is the only related person that has an interest in the advisory agreement.

Conditions to the Exchange Offer, page 141

30.                               We note your reservation of the right to amend the terms of the offer. Please revise where appropriate to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised the disclosure on pages 9 and 140 in response to the Staff’s Comment.

Consolidated Financial Statements

31.                               Please update your financial statements as required by Rule 3-12 of Regulation S-X.

The Company confirms that it will update the financial statements included in the Registration Statement as and when required by Rule 3-12 of Regulation S-X.

Audited Consolidated Balance Sheet of CPI International Holding Corp., page F-3

32.                               Please tell us why you have not included an audited statement of operations, stockholder’s equity and cash flows for the period from inception (January 18, 2011) to January 31, 2011. We reference Rules 3-02 and 3-04 of Regulation S-X.

Please refer to the Company’s response to Comment 26.  As Parent had no operations or activities from its inception through January 31, 2011, other than in connection with effectuating the Merger and related transactions, the Company determined that an audited statement of operations, stockholder’s equity and cash flows for such period were not material and would not be meaningful to an investor’s understanding of the Company’s financial results.

Note 1. Organization, page F-4

33.                               Please revise to clarify the fiscal year end of CPI International Holding Corp.

The Company has revised the disclosure on page F-4 in response to the Staff’s Comment.

Exhibits, page II-5

34.                               Please ensure that your exhibits include all attachments. In this regard, we note that your Letter of Transmittal filed as Exhibit 99.1 does not appear to include the “Beneficial Owner Instructions to Registered Holder” form mentioned in Section 3 on page 16.

The Company advises the Staff that it has reviewed all of the exhibits to the Registration Statements to ensure that all attachments have been included and has refiled as Exhibit 99.1 a revised Letter of Transmittal that deletes the erroneous reference to the “Beneficial Owner Instructions to Registered Holder” form mentioned in Section 3 on page 15.

Exhibit 5.1

35.                               Please file a revised opinion that does not include the assumption in the penultimate sentence in the second paragraph on page 3 or tell us why the assumption is appropriate.

The Company has refiled as Exhibit 5.1 a revised form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) in response to the Staff’s Comment.

36.                               Please remove the reference to laws “normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes.” Counsel must include all applicable state laws in its opinion and should not require investors to accept the risk that certain laws are not covered.

The Company has refiled as Exhibit 5.1 a revised form of opinion of Skadden in response to the Staff’s Comment.

Exhibits 23.2 and 23.3

37.                               Please include currently dated and signed consents from your independent auditors with your next amendment.

The Company has included a currently dated and signed consent from its independent auditors as an exhibit to the Amendment.

***

If you have any questions regarding the responses to the Comments or require additional information, please contact the undersigned at (212) 735-2950.

Yours very truly,

/s/ Jennifer A. Bensch

Cc:	Joel A. Littman
Aslynn Hogue
Mary Beth Breslin
Kristin Lochhead
Brian Cascio